--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items

1. Attunity Ltd Proxy Statement for Extraordinary Meeting to be held September 9, 2004.

2.   Attunity Ltd Proxy Card.

                                                                          Item 1

                                  ATTUNITY LTD
                                Einstein Building
                        Tirat Carmel, Haifa 39101, Israel

                           --------------------------

                 NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

                              ---------------------

                                                                  August 5, 2004
Attunity Ltd. Shareholders:

     We cordially invite you to an Extraordinary Meeting of Shareholders to be held at 10:00 a.m. Israel time, on Thursday, September 9, 2004, at our offices at the Einstein Building, Tirat Carmel, Haifa, Israel, for the following purposes:

     1. To approve an agreement with Mr. Arie Gonen, our Chief Executive Officer and a Director of our company, regarding the termination of his employment with our company and his resignation from our Board of Directors;

     2. To approve an agreement with Mr. Itzhak (Aki) Ratner, a Director of our company, regarding his employment as our Deputy Chief Executive Officer and following termination of Mr. Gonen's employment with our company, as our Chief Executive Officer; and

     3. To amend our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

     The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                       Sincerely,
                                      /s/Shimon Alon
                                      Shimon Alon
                                      Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS
Shlomo Baumgarten, Corporate Secretary

                                  ATTUNITY LTD
                                Einstein Building
                        Tirat Carmel, Haifa 39101, Israel

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                      EXTRAORDINARY MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd to be voted at the Extraordinary Meeting of Shareholders, or the Meeting, to be held on Thursday, September 9, 2004 and any adjournment thereof. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about August 10, 2004.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the proposal, which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of August 5, 2004, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 15,273,323 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.1 per share. According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing one third of the total voting rights in the company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders present in person or by proxy shall be a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy and voting thereon, is required to approve each of the proposals presented at the Meeting.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of August 5, 2004 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (iii) all directors and executive officers as a group:

                                                                                            Percentage of
                                                       Number of Ordinary Shares             Outstanding
                                                         Beneficially Owned (1)          Ordinary Shares (2)
                                                         ----------------------          -------------------
Shimon Alon .........................................         1,278,041  (3)                    7.9%
Dov Biran............................................           878,720  (4)                    5.8%
Arie Gonen...........................................         1,383,333  (5)                    9.0%
Dan Falk.............................................             3,333  (6)                      *
Roni Ferber..........................................            31,666  (7)                      *
Aki Ratner ..........................................           690,453  (8)                    4.4%
Anat Segal...........................................             3,333  (6)                      *
Ron Zuckerman........................................         1,228,041  (9)                    7.6%
Messrs. Shimon Alon, Aki Ratner,
  Ron Zuckerman and other
  investors represented by them......................         6,580,654  (10)(11)              33.0%
All directors and executive officers as a group (10
  persons)...........................................         9,147,539                        45.2%

-----------------------
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 15,273,323 ordinary shares issued and outstanding as of August 5, 2004.

(3) Includes: 406,362 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per share; 150,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 210,286 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(4) Includes 15,000 ordinary shares issuable upon exercise of warrants having an exercise price of $1.75 per ordinary share.

(5) Includes 133,333 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

(6)  These ordinary shares are subject to currently exercisable options.

(7) Includes 28,332 ordinary shares subject to currently exercisable options granted under our stock option plans, at exercise prices between $1.05-$7.875 per share. Such options expire between December 2005 and December 2007.

(8) Includes: 176,679 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 58,893 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 200,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 91,429 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(9) Includes: 406,363 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 100,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 210,286 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(10) Includes:  2,208,489  ordinary  shares  issuable  upon exercise of Series A
     Warrants, exercisable at an exercise price of $1.75 per ordinary share; 736,162 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 450,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 1,142,857 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(11) Under a certain Stockholders Agreement dated December 23, 2003, as amended in February 2004, by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, joint sole discretionary authority over the disposition of the ordinary shares, the exercise of the warrants and the conversion of the convertible promissory notes, which were purchased by or issued to such group of investors pursuant to or in connection with a certain Purchase Agreement dated December 23, 2003, and the disposition of the shares underlying such warrants and convertible promissory notes; and
     (ii) were appointed, in any combination of two signatures of such persons, as the group's attorneys in fact, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities acquired pursuant to the Purchase Agreement.

                 I. APPROVAL of AN AGREEMENT WITH MR. ARIE GONEN
                           (Item 1 on the Proxy Card)

     The Israeli Companies Law requires that the terms of engagement of a director, including in his capacity as an employee or consultant of a company, be approved by the audit committee, the board of directors and thereafter the general meeting of shareholders.

     Mr. Arie Gonen has served as a director of our company since December 1988 and served as Chairman of our Board of Directors of our company from December 1988 until May 10, 2004. Mr. Gonen served as our Chief Executive Officer from October 31, 1988 until October 1, 2000. From August 22, 2002 through October 28, 2003, Mr. Gonen assumed the position of Interim Chief Executive Officer. On October 28, 2003, our Board of Directors appointed Mr. Gonen to serve as our Chief Executive Officer in addition to his position of Chairman of our Board of Directors, for a term not to exceed three years. Such appointment was approved by our annual general meeting of shareholders in December 2003.

     In December 2002, we entered into a new Employment and Services Agreement with Mr. Gonen, effective as of September 1, 2002, under which Mr. Gonen agreed to serve as the Chairman of our Board of Directors and our Interim Chief Executive Officer and to act as a consultant for a period of three years after termination of his employment. Such agreement was subsequently amended in March 2003, December 2003 and April 2004. Mr. Gonen's amended Employment and Services Agreement of April 2004 was approved by our shareholders at our extraordinary general meeting of shareholders held on April 22, 2004.

     The provisions in Mr. Gonen's employment agreement (as amended) with respect to, among other things, option grants and bonuses have been superseded by an agreement dated July 25, 2004 relating to the termination of his employment. The terms of the agreement of July 25, 2004 are based in many respects on the terms of Mr. Gonen's current employment agreement, as they relate to the termination of his employment. The July 25, 2004 agreement supersedes all prior agreements with respect to the terms of Mr. Gonen's resignation from our company, including, without limitation, his employment agreement. The principal terms of the agreement of July 25, 2004 are generally described below. This agreement was approved by our Audit Committee and Board of Directors on July 25, 2004. Shareholders are being asked to approve this agreement with Mr. Gonen at the Meeting, as required under Israeli law. Mr. Gonen's employment will terminate one day after the agreement for the termination of Mr. Gonen's employment has been approved by the general meeting of shareholders. Upon such date, Mr. Gonen will cease to serve as a director of our company and its subsidiaries.

     Pursuant to the agreement of July 25, 2004, Mr. Gonen will, commencing August 1, 2004, be on leave without pay until the termination of his employment. Mr. Gonen will be entitled to a company car for a period of six months following the termination of his employment and all related expenses will be covered by our company, except related taxes.

     We have agreed that no later than 14 days following the date of termination of his employment, we will pay Mr. Gonen the following:

     o Any part of his salary due and not paid on the date of termination of his employment, including the standard accompanying payments.

     o    Payment for 11 accrued vacation days.

     o Amounts that have accrued to Mr. Gonen's benefit in the Managers Insurance and the Continuing Education Fund ("Keren Hishtalmut"). Mr. Gonen will not be entitled to severance pay.

     In consideration of the extension of the non-compete period under his employment agreement from 12 to 36 months, we will pay Mr. Gonen $400,000 within 14 days following the date of termination of his employment. We have agreed to a certain mechanism to ensure the payment by Mr. Gonen of the tax relating to the foregoing payment.

     Of the options to purchase 600,000 of our ordinary shares that we granted to Mr. Gonen under his employment agreement of April 2004, Mr. Gonen will be entitled to retain options to purchase 240,000 ordinary shares, and the remaining options will expire. The grant terms of such options provide that the options are exercisable upon a change of control of our company. With regard to the options to purchase 400,000 of our ordinary shares granted to Mr. Gonen under his amended employment agreement of March 2003, they will vest on the date of termination of his employment and will be exercisable until August 31, 2009.

     The agreement of July 25, 2004 also provides that Mr. Gonen will be entitled to the following two payments, in lieu of any bonuses to which he would otherwise have been entitled under his employment agreement:

     o Nine percent (9%) of all licenses and maintenance revenues received by us between January 1, 2004 and December 31, 2007 from Consist, an international distributor, provided that the bonus will not exceed the lesser of (a) five percent (5%) of our yearly net profit, excluding any impairment of intangible assets, and (b) $100,000 per year; and

     o In the event our company is acquired in a merger or an acquisition transaction, Mr. Gonen will be entitled to a fee of up to seven percent (7%) of the total value of the consideration paid for our company in such a transaction, the exact percentage to be determined by our Board of Directors. However, the percentage will be no less than three percent (3%) of the total value of the consideration paid in the event that the closing of the transaction occurs on or before December 31, 2004; two percent (2%) if the closing of the transaction occurs at any time between January 1, 2005 and December 31, 2005; and one percent (1%) if the closing of the transaction occurs at any time between January 1, 2006 and December 31, 2007. Thereafter, Mr. Gonen will not be entitled to any fee in connection with or relating to an acquisition transaction.

     During the three year period following termination of his employment Mr. Gonen will provide consultancy services to our company. We decided not to exercise our right under the employment to pay him a one-time consulting fee of $250,000 and determined to pay to Mr. Gonen the monthly consulting fee provided for under his current employment agreement of $13,500 plus VAT per month during the consultancy period. If any judiciary body determines that Mr. Gonen was an employee of our company during such consultancy period, or that he is entitled to rights of an employee of our company, or if we are subjected to any expenses in addition to those set forth in the agreement as a result of such determination, Mr. Gonen will receive a reduced level of compensation equal to sixty-five percent (65%) of the consulting fee actually paid (gross), retroactive as of the commencement of the consulting services.

In such event, Mr. Gonen will be required to pay back to us all amounts paid to him as of the commencement of the consulting services that exceed the reduced compensation, linked to the consumer price index, plus interest.

     We also agreed to pay Mr. Gonen's legal expenses in the amount of up to $30,000, plus VAT, within 14 days of the date of termination of his employment.

     We also undertook that we will continue to maintain directors and officers insurance that will cover Mr. Gonen for the period of his employment and service as a director in our company and our subsidiaries until the end of the periods of the applicable statutes of limitations.

     The agreement of July 25, 2004 also provides for mutual releases of claims between our company and Mr. Gonen, including any claims arising from an inquiry into the validity and due authorization of certain compensation provisions of his employment agreement of March 2003. Subject to the performance of our undertakings under the agreement of July 25, 2004, Mr. Gonen has released us and our subsidiaries, related companies, directors, officers, shareholders, or anyone acting on their behalf (for this purpose the "Company"), from all claims and suits relating to his employment with our company and the termination of his employment. In the event that a suit is filed against Mr. Gonen relating to his employment with our company or the termination of his employment, Mr. Gonen retains the right to counter claim against such plaintiff. Subject to the performance of Mr. Gonen's undertakings under the agreement of July 25, 2004, the Company has released Mr. Gonen from any claims and suits against him relating to his employment with our company and his service as a director of our company and our subsidiaries and related companies and the termination of such employment and services. The release by the Company does not apply to causes of action arising after the termination of Mr. Gonen's employment with our company by reason of events that occur after such date and from information that was not known to our company, or that our company was not able or required to know, as of the date of the agreement of July 25, 2004.

     It is therefore proposed, that the shareholders adopt the following resolution:


     "RESOLVED, that the agreement with Mr. Arie Gonen dated July 25, 2004, including the exhibits thereto, be and hereby is approved."

     The Board of Directors recommends a vote FOR the foregoing proposal.

            II. APPROVAL of AN AGREEMENT WITH MR. ITZHAK (AKI) RATNER
                           (Item 2 on the Proxy Card)

     The Israeli Companies Law requires that the terms of engagement of a director, including in his capacity as an employee or consultant of a company, be approved by the audit committee, the board of directors and thereafter the general meeting of shareholders.

     Mr. Itzhak (Aki) Ratner began serving as a director of our company on July 1, 2004. Effective as of July 27, 2004, we entered into an agreement with Mr. Ratner under which Mr. Ratner agreed to serve as our Deputy Chief Executive Officer, commencing July 27, 2004, and following termination of Mr. Gonen's employment with our company, to serve as our Chief Executive Officer. A description of the principal terms of the agreement with Mr. Ratner is set forth below. The agreement with Mr. Ratner was approved by our Audit Committee on July 31, 2004 and Board of Directors on August 4, 2004. Shareholders are being asked to approve this agreement with Mr. Ratner at the Meeting, as required under Israeli law.

     Mr. Ratner has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Ratner the following payments and benefits:

     o A gross annual salary of $250,000, paid in New Israeli Shekels, during the term of his employment.

     o A company car and all related expenses will be covered by our company, except related taxes.

     o Company contributions for the benefit of Mr. Ratner to the company's Managers Insurance Policy (in the amount of 15.83% of Mr. Ratner's gross salary) and Continuing Education Fund ("Keren

          Hishtalmut") ( in the amount of 7.5% of Mr. Ratner's gross salary). The contributions to the Managers Insurance Policy are in lieu of severance pay to which Mr. Ratner would otherwise be entitled.

     o Options to purchase 750,000 ordinary shares of our company, at an exercise price equal to the closing price of our ordinary shares on the Nasdaq National Market on the trading day prior to the date of the meeting of shareholders that will approve the grant of such options. The options are subject to the terms of our 2003 Israeli Stock Option Plan. The options will be exercisable in three equal installments, at the end of each of the three years following the date of commencement of Mr. Ratner's employment. However, all of the options will vest in full upon the consummation of a merger of our company or the acquisition of all or a majority of our shares or assets by a third party (that is not a controlling shareholder as of the date of Mr. Ratner's employment agreement).

     o An annual bonus that will not exceed $100,000 gross, which shall be paid on a quarterly basis (in amounts that will not exceed $25,000 per quarter), subject to Mr. Ratner achieving certain milestones that will be agreed upon.

     o    Up to 22 days paid vacation per year.

     The agreement also provides for 10 days recreation payment a year in an amount normally paid by our company and payment of Mr. Ratner's full salary during periods of his military reserve duty, in compliance with local laws.

     In the event of termination of Mr. Ratner's employment for any reason (except if the company terminates his employment under such circumstances that he is not entitled to severance pay under Israeli law, if he resigns without giving the required prior notice, or if he gives prior notice of his resignation, for any reason, within 36 months of his employment with our company), Mr. Ratner will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Ratner will be entitled to all rights to which he is entitled under the agreement, except that the options granted to him will cease to vest, however he will be entitled to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period. Mr. Ratner will be entitled to reimbursement of all expenses in connection with his employment.

     The agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Ratner not to compete with us or our field of business for 12 months following termination of his employment.

     It is therefore proposed, that the shareholders adopt the following resolution:


     "RESOLVED, that the employment agreement with Mr. Itzhak Ratner be and hereby is approved."

     The Board of Directors recommends a vote FOR the foregoing proposal.

      III. APPROVAL OF AN AMENDMENT TO OUR 2001 EMPLOYEE STOCK OPTION PLAN AND 2003 ISRAELI SHARE OPTION PLAN TO PROVIDE FOR THE ISSUANCE
     THEREUNDER OF AN ADDITIONAL 600,000 ORDINARY SHARES, SUCH SHARES TO BE
         ALLOCATED BETWEEN THE TWO PLANS AS DETERMINED BY THE BOARD OF
                           DIRECTORS FROM TIME TO TIME
                           (Item 3 on the Proxy Card)

     An amendment to our 2001 Employee Stock Option Plan, or the 2001 Plan, and our 2003 Israeli Share Option Plan, or the 2003 Plan, is required in order to allow for the grant to Mr. Ratner of options to purchase 750,000 ordinary shares under the agreement we entered into with him regarding his employment with our company, while maintaining a sufficient reserve of ordinary shares for future option grants under such plans. The Board of Directors believes that the grant of options to Mr. Ratner is necessary in order to attract and retain him as our Chief Executive Officer and that it is necessary that we continue to have the means to grant options under the two plans in order to attract and retain talented personnel.

     The 2001 Plan, which we adopted in 2001, authorized the grant of options to purchase up to 1,000,000 of our ordinary shares (subject to certain adjustments). In 2003, the 2001 Plan was amended, such that the number of ordinary shares reserved for issuance under the 2001 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 2,000,000 ordinary shares are issuable under the 2001 Plan. As of the date of this Proxy Statement, options to purchase 1,760,000 ordinary shares have been granted under the 2001 Plan and 240,000 ordinary shares are available for future option grants.

     The 2003 Plan, which we adopted in 2003, authorizes the grant of options to purchase up to 1,500,000 of our ordinary shares (subject to certain adjustments). The adoption of the 2003 Plan did not increase the total number of ordinary shares reserved for issuance under our stock option plans, but rather ordinary shares available for grant under our other outstanding stock option plans may be rolled over into the 2003 Plan according to a resolution of our Board of Directors from time to time. As of the date of this Proxy Statement, options to purchase 732,500 ordinary shares have been granted under the 2003 Plan and 767,500 ordinary shares are available for future option grants.

     Shareholders are being asked to amend our 2001 Plan and 2003 Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time, such that up to 2,600,000 ordinary shares may be issued under the 2001 Plan and up to 2,100,000 ordinary shares may be issued under the 2003 Plan.

     It is therefore proposed that the shareholders adopt the following resolution:

     "RESOLVED, to amend our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by the Board of Directors from time to time."

     The Board of Directors recommends a vote FOR the foregoing proposal.

                                  OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary Meeting of Shareholders and no other matter shall be on the agenda of the Meeting.


                                       By Order of the Board of Directors,

                                       Shlomo Baumgarten
                                       Corporate Secretary

Dated: August 5, 2004

                                                                          Item 2

                                  ATTUNITY LTD

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Shimon Alon and Shlomo Baumgarten, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on September 9, 2004 at 10:00 a.m. at the offices of the Company, Einstein Building, Tirat Carmel, Haifa 39101, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3 SET FORTH ON THE REVERSE.




                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                                  ATTUNITY LTD

                                September 9, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
      THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     1. To approve an agreement with Mr. Arie Gonen, our Chief Executive Officer and a Director of the Company, regarding the termination of his employment with the Company and his resignation from the Board of Directors.

                [ ]FOR                   [ ]AGAINST                  [ ]ABSTAIN


     2. To approve an agreement with Mr. Itzhak (Aki) Ratner, a Director of the Company, regarding his employment as Deputy Chief Executive Officer and following termination of Mr. Gonen's employment with the Company, as the Chief Executive Officer.

                 [ ]FOR                   [ ]AGAINST                  [ ]ABSTAIN

     3. To amend our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

                [ ]FOR                   [ ]AGAINST                  [ ]ABSTAIN

          To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.[ ]

Signature of Shareholder__________ Date ______
Signature of Shareholder__________ Date ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: August 16, 2004